**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 15

## CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-203647*

Voya Insurance and Annuity Company
(Exact name of registrant as specified in its charter)

699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3492
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Market Value Adjusted Interests in Voya SmartDesign Multi-Rate Index Annuity
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

| | |
|---|---|
| Rule 12g-4(a)(1) | ☐ |
| Rule 12g-4(a)(2) | ☐ |
| Rule 12h-3(b)(1)(i) | ☑ |
| Rule 12h-3(b)(1)(ii) | ☐ |
| Rule 15d-6 | ☐ |
| Rule 15d-22(b) | ☐ |

Approximate number of holders of record as of the certification or notice date: Fewer than 300 holders of record as of the certification or notice date.

Pursuant to the requirements of the Securities Exchange Act of 1934 *(Name of registrant as specified in charter)* has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2018 By: /s/ J. Neil McMurdie

* Explanatory Note: Voya Insurance and Annuity Company has terminated the offering, under the Securities Act of 1933, as amended (the "1933 Act"), of the market value adjusted interests in Voya SmartDesign Multi-Rate Index Annuity (the "MVA Interests"), removed from registration any MVA Interests that remained unsold under the Form S-3 registration statement as of the close of business on February 28, 2018, and amended the terms of the MVA Interests so that they qualify for the Section 3(a)(8) exemption from registration under the 1933 Act.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.